UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cypress Semiconductor Corporation
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

232806109
(CUSIP number)

 Martha Mensoian
General Counsel
Three Bays Capital LP
222 Berkeley Street, 19th Floor
Boston, Massachusetts 02116
617-954-1400

(Name, address and telephone number of person authorized to receive notices and communications)

June 17, 2016
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232806109

1.	NAMES OF REPORTING PERSONS Three Bays Capital LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 22,862,774
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 22,862,774
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,862,774
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (1)
14.	TYPE OF REPORTING PERSON* PN, IA

(1)
Based on 311,760,282 shares of common stock of Cypress Semiconductor Corporation (the “Issuer”) outstanding as of May 2, 2016, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2016.

CUSIP No. 232806109

1.	NAMES OF REPORTING PERSONS TBC GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 22,862,774
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 22,862,774
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,862,774
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (1)
14.	TYPE OF REPORTING PERSON* OO

(1)	Based on 311,760,282 shares of common stock of the Issuer outstanding as of May 2, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on May 10, 2016.

CUSIP No. 232806109

1.	NAMES OF REPORTING PERSONS TBC Master LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 22,862,774
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 22,862,774
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,862,774
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (1)
14.	TYPE OF REPORTING PERSON* PN

(1)	Based on 311,760,282 shares of common stock of the Issuer outstanding as of May 2, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on May 10, 2016.

CUSIP No. 232806109

1.	NAMES OF REPORTING PERSONS TBC Partners GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 22,862,774
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 22,862,774
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,862,774
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (1)
14.	TYPE OF REPORTING PERSON* OO

(1)	Based on 311,760,282 shares of common stock of the Issuer outstanding as of May 2, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on May 10, 2016.

CUSIP No. 232806109

1.	NAMES OF REPORTING PERSONS Matthew Sidman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 22,862,774
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 22,862,774
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,862,774
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (1)
14.	TYPE OF REPORTING PERSON* IN

(1)	Based on 311,760,282 shares of common stock of the Issuer outstanding as of May 2, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on May 10, 2016.

Amendment No. 1 to Schedule 13D

The following constitutes Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Three Bays Capital LP (“Three Bays Capital”), TBC GP LLC (“TBC GP”), TBC Master LP (“TBC Master”), TBC Partners GP LLC (“TBC Partners GP”), and Matthew Sidman (collectively, the “Reporting Persons”) on March 9, 2016 (“Amendment No. 1”).  This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented as follows:

The disclosure in Item 6 below is incorporated by reference herein.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  Such information is based on 311,760,282 shares of Common Stock outstanding as of May 2, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on May 10, 2016.

Each Reporting Person other than TBC Master may be deemed to beneficially own the shares of Common Stock held directly by TBC Master, but neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person other than TBC Master is the beneficial owner of securities of the Issuer referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose (including, without limitation, any tax purposes) and each of the Reporting Persons other than TBC Master expressly disclaims beneficial ownership of all securities of the Issuer held directly by TBC Master and any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group”.

(c) The disclosure regarding the purchase of the New Purchased Call Options and the sale of the New Sold Call Options in Item 6 is incorporated herein by reference.  Except as disclosed herein, there have been no transactions by or on behalf of the Reporting Persons in the class of securities reported on that were effected within the past 60 days.

(d) The disclosure regarding the relationships among the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein.  Certain feeder funds that are limited partners of TBC Master have the right to receive dividends from, and proceeds from, the sale of securities of the Issuer directly held by TBC Master.
(e)  Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

As previously disclosed, TBC Master purchased options to purchase 3,100,000 shares of Common Stock with a strike price of $11, and options to purchase 3,500,000 shares of Common Stock with a strike price of $12 (collectively, the “Purchased Call Options”).  Further, as previously disclosed, TBC Master sold options to purchase 3,100,000 shares of Common Stock with a strike price of $13, and options to purchase 3,500,000 shares of Common Stock with a strike price of $14 (collectively, the “Sold Call Options”).  On June 17, 2016, all of the Purchased Call Options and Sold Call Options expired by their terms unexercised.

On June 17, 2016, TBC Master purchased options to purchase 7,000,000 shares of Common Stock with a strike price of $12, which expire on December 16, 2016 (the “New Purchased Call Options”).  The aggregate purchase price of the New Purchased Call Options was approximately $3,783,528.00, inclusive of brokerage commissions.  Also, on June 17, 2016, TBC Master sold options to purchase 7,000,000 shares of Common Stock with a strike price of $14, which expire on December 16, 2016 (the “New Sold Call Options”).  The aggregate sale price of the New Sold Call Options was approximately $696,456.74, inclusive of brokerage commissions.  The purchase of the New Purchased Call Options was made with the working capital of TBC Master (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) and all purchases of New Purchased Call Options and sales of New Sold Call Options were effected in the open market through brokers.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 21, 2016

Date

THREE BAYS CAPITAL LP

By: TBC GP LLC, its General Partner

/s/ Martha Mensoian
Signature

Martha Mensoian/General Counsel
Name/Title

TBC GP LLC

/s/ Martha Mensoian
Signature

Martha Mensoian/General Counsel
Name/Title

TBC MASTER LP

By: TBC Partners GP LLC, its General Partner

/s/ Martha Mensoian
Signature

Martha Mensoian/General Counsel
Name/Title

TBC PARTNERS GP LLC

/s/ Martha Mensoian
Signature

Martha Mensoian/General Counsel
Name/Title

MATTHEW SIDMAN

/s/ Martha Mensoian
Signature

Martha Mensoian/Authorized Signatory*
Name/Title
* Authorized signatory pursuant to power of attorney